THIS IS A VOTING INSTRUCTION FORM.

You are receiving this voting instruction form because you hold shares in the above Security. You have the right to vote on proposals being presented at the upcoming Annual General and Special Meeting to be held on

VOTING INSTRUCTIONS

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D17410-P33105

THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

Please check this box if you plan to attend the Meeting and vote these shares in person. ☐

The Board recommends you vote FOR the following proposal(s): 1 through 3

1. **Election of Directors**

To elect seven directors

	For	Withhold
1a. Jonathan Cherry	☐	☐
1b. Dr. David Dreisinger	☐	☐
1c. David J. Fermo	☐	☐
1d. Alan R. Hodnik	☐	☐
1e. Roberto Huby	☐	☐
1f. Hilmar Rode	☐	☐
1g. Stephen Rowland	☐	☐

	For	Withhold
2. **Appointment of Auditors** Appointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. **Approval of Share Consolidation** Approve a special resolution to consolidate the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-Consolidation shares for one (1) post-Consolidation share and further authorize the Company's Board of Directors to determine when and if to effect such consolidation.	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	No
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date